Report of Independent Registered
Public Accounting Firm
The Board of Directors of
Dreyfus BNY Mellon Funds, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Alternative Diversifier
Strategies Fund, Dreyfus Select
Managers Long/Short Fund, Dreyfus
Global Emerging Markets Fund, Dreyfus
Yield Enhancement Strategy Fund and
Dreyfus Emerging Markets Debt U.S.
Dollar Fund (collectively the "Funds"),
each a series of Dreyfus BNY Mellon
Funds, Inc., complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 as of October 31,
2017, with respect to securities
reflected in the investment accounts of
the Funds. Management is responsible
for the Funds' compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of October 31, 2017, and
with respect to agreement of security
purchases and sales, for the period
from February 28, 2017 (the date of the
Funds' last examination) through
October 31, 2017:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ, without prior notice to
management.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
to the books and records of the Funds
and the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of October
31, 2017, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2016 to September 30,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017,
with respect to securities reflected in
the investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Directors of Dreyfus BNY
Mellon Funds, Inc., and the Securities
and Exchange Commission and is not
intended to be and should not be used
by anyone other than these specified
parties.

      /s/ KPMG LLP
New York, New York
August 1, 2018












	August 1, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of Dreyfus
Alternative Diversifier Strategies
Fund, Dreyfus Select Managers
Long/Short Fund, Dreyfus Global
Emerging Markets Fund, Dreyfus Yield
Enhancement Strategy Fund and Dreyfus
Emerging Markets Debt U.S. Dollar Fund
(collectively the "Funds"), each a
series of Dreyfus BNY Mellon Funds,
Inc., are responsible for complying
with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies" of the Investment
Company Act of 1940.  We are also
responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Funds' compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of October
31, 2017 and from February 28, 2017
(date of Funds' last examination),
through October 31, 2017.

Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2017, and
from February 28, 2017 (date of Funds'
last examination), through October 31,
2017 with respect to securities
reflected in the investment accounts of
the Funds.

Dreyfus BNY Mellon Funds, Inc.


Jim Windels
Treasurer


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